

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Scott E. McPherson
President and Chief Executive Officer
Core-Mark Holding Company, Inc.
1500 Solana Boulevard, Suite 3400
Westlake, TX 76262

> **Re: Core-Mark Holding Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed May 26, 2020**
> **File No. 000-51515**

Dear Mr. McPherson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services